3020 Denmark Ave. Suite 100 Eagan, Minnesota 55121 Tel: 651-234-3300 Fax: 651-234-3398

June 9, 2011

By EDGAR Transmission

SEC Headquarters

100 F Street, NE

Washington, DC 20549

Attention:	John Cash, Branch Chief Division of Corporate Finance

Re:	Norcraft Holdings, L.P. and Norcraft Companies, L.P.

Form 10-K for the fiscal year ended December 31, 2011

File No. 333-119696 and 333-114924

Ladies and Gentlemen:

Norcraft Holdings, L.P. (“Holdings”) and Norcraft Companies, L.P. (“Norcraft” and together with Holdings, the “Company”) confirms receipt of the letter, dated June 2, 2011 from John Cash, Branch Chief, with comments of the staff of the Division of Corporate Finance (the “Staff”) to the Company’s above captioned Form 10-K (the “Annual Report”).

For your convenience, we have set forth below the Staff’s comment in bold, followed by a description of the Company’s response thereto:

Item 3. Legal Proceedings, page 15

1.	Please revise your future filings to remove the word “adverse” from your disclose as “material adverse effect” implies a different assessment of materiality than that described in SAB Topic 1.M.

Company Response:

In response to the Staff’s comment, the Company will ensure its future filings remove the word “adverse” and instead, in its place, use the words “material adverse effect.”

Liquidity and Capital Resources, page 25

Debt Structure, page 26

2.

We note your disclosure on page eight indicating that failure to comply with financial covenants in your debt instruments could result in default. We remind you that in your letter dated August 20, 2008 related to our review of your Form 10-K for the fiscal year ended December 31, 2007, you committed to providing more information related to your financial covenants. Therefore, please tell us, and in future filings clearly disclose, whether you are in compliance with your significant financial covenants at the end of the periods reported. If it is reasonably likely that you will not comply with those covenants, please revise future filings to disclose required ratios/amounts and actual ratios/amounts as of each reporting date and address your compliance with any other material restrictions. Such a presentation may allow investors to more easily understand your current status in meeting your covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Company Response:

We confirm that our officers concluded that as of the end of the periods reported for our Form 10-K for the fiscal year ended December 31, 2007, and for subsequent reported periods, we were in compliance with the significant financial covenants in our debt instruments. In addition, we confirm that we will continue to provide such information in our future filings, as appropriate. Also, if we find that we are not reasonably likely to comply with the significant financial covenants in our debt instruments, we confirm that we will disclose required ratios/amounts and actual ratios/amounts as of each reporting period and address our compliance with any other material restrictions in our future filings.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. Furthermore, the Company acknowledges that Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to a filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the responses provided in this letter will be acceptable to the Staff. If you wish to discuss any of these matters further, please do not hesitate to contact the undersigned at (651) 234-3315 or (800) 297-0661.

Sincerely,

/s/ LEIGH GINTER

Leigh Ginter

Chief Financial Officer